SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period February and March 2005

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐      No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-                .

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: March 31, 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

Protherics Plc

NQO2: US patent granted and trial update

24 March 2005: Protherics plc (“Protherics”), the international biopharmaceutical company, today announces that it has been granted a patent in the US for its selective chemotherapy treatment, NQO2, and also reports that initial safety and dosing data from the Phase I study appears favourable.

The technology exploits the findings that NQO2, a normally latent nitroreductase enzyme, is over-expressed in certain solid tumour types, particularly primary liver cancer. NQO2 is capable of activating an inert prodrug* (tretazicar*; formerly CB1954) into a potent cytotoxic* agent in the presence of a co-substrate* (caricotamide*; formerly EP-0152R). This latest US patent covers the activation of tretazicar by NQO2 using a series of co-substrates including caricotamide.

The activated tretazicar is a highly potent DNA cross-linking agent and the damage caused to the DNA is particularly hard for cells to repair resulting in their death as they attempt to divide. The activated tretazicar has a very short half-life and so the DNA damage is restricted to the cells proximal to the site of activation. As healthy tissues lack or have only low levels of NQO2 compared to those tumour types which have elevated levels of NQO2, the treatment is anticipated to be relatively selective for tumour tissue, potentially improving both efficacy and safety relative to other chemotherapeutic agents.

NQO2 is currently in an open-label Phase I study in cancer patients being conducted by Cancer Research UK. The study is principally designed to investigate the safety and tolerability of tretazicar given with caricotamide in patients who have failed other therapies, although evidence of anti-tumour activity will also be documented. The initial safety and pharmacokinetic data from the study appears to be favourable. It suggests that tretazicar has been consistently activated in patients at the doses of caricotamide selected, allowing the dose of caricotamide to be fixed; both tretazicar and caricotamide have been well-tolerated to date. The dose of tretazicar is now being escalated to potentially effective levels and patients tolerating the combination of tretazicar and caricotamide may receive multiple cycles of therapy. The results of the trial are expected in the second half of 2005.

Andrew Heath, Chief Executive of Protherics, said: “NQO2 promises to be a very exciting cancer therapy. Activation of the prodrug in man is a key step towards achieving NQO2’s potential to selectively target a number of tumour types thereby enhancing efficacy and reducing the side effects typically associated with chemotherapy.”

Enquiries:

Protherics Plc Andrew Heath, CEO Nick Staples, Corporate Affairs	+44 (0) 20 7246 9950 +44 (0)7919 480510

Financial Dynamics Ben Atwell / Lucy Briggs	+44 (0) 207 831 3113

Notes to Editors

Prodrug* — A compound that is converted within the body into its active form and that has therapeutic effects. A prodrug is useful when the active drug may be too toxic to administer systemically, the active drug is absorbed poorly by the digestive tract, or the body breaks down the active drug before it reaches its target.

Co-substrate* — A non-protein organic molecule that interacts with an enzyme and is required for its activity.

Cytotoxic* — A chemical which has a direct toxic effect to cells, preventing their reproduction or growth.

Tretazicar* is 5-(aziridin-1-yl)-2,4-dinitrobenzamide (CB 1954), an antitumour prodrug

Caricotamide* is 1-carbamoylmethyl-3-carbamoyl-1,4-dihydropyridine (EP-0152R), the most stable of a series of co-substrates discovered by Protherics

About Protherics

Protherics (LSE: PTI) is a vertically integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology.

With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics has five marketed products and is currently building a specialist sales and marketing capability in both the US and Europe. Protherics’ strategy is to use the revenues generated from its marketed products to invest for growth in the Company’s pipeline, targeting high value therapeutic markets.

The revenue generating products are primarily in critical care: CroFab™ (rattlesnake antivenom), DigiFab™ (Digoxin antidote) and ViperaTAb™ (common adder antivenom). Products in the pipeline include Voraxaze™ (MTX metabolising enzyme), expected to be launched in 2006; CytoFab™ (for septic shock), which has completed Phase II trials; NQO2 (targeted chemotherapy), currently in Phase I; and an angiotensin vaccine (treatment of hypertension), which is in pre-clinical trials.

With headquarters in London, the Company employs approximately 190 employees across its operations in the UK, USA and Australia.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange’s market for listed securities. (PTI.L). An electronic version of this will be available at: www.protherics.com

Cancer Research UK

Cancer Research UK is Europe’s leading cancer charity, dedicated to research into the causes, prevention and treatment of cancer. We support the work of over 3,000 scientists, doctors and nurses in over 80 academic centres across the UK, with an annual scientific spend of more than £213 million. Cancer Research UK is the European leader in the development of novel anti-cancer treatments; from their discovery at the laboratory bench to early clinical trials in cancer patients.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 135650

All relevant boxes should be completed in block capital letters.

1.	Name of company			2.	Name of shareholder having a major interest

	Protherics PLC				Perpetual Income & Growth Investment Trust plc

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	As in 2 above				Chase Nominees Limited

5.	Number of shares/amount of stock acquired 750,000 ordinary shares of 2p each	6.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 0.3%	7.	Number of shares/amount of stock disposed None	8.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A

9.	Class of security Ordinary shares of 2p each			10.	Date of transaction 24th March 2005	11.	Date company informed 29th March 2005

12.	Total holding following this notification 7,345,137			13.	Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 3.0%

14.	Any additional information			15.	Name of contact and telephone number for queries
					Barry Riley 01928 518 000

16.	Name and signature of authorised company official responsible for making this notification

Date of notification: 30[h] March 2005

31 March 2005

PROTHERICS PLC

DIRECTOR SHAREHOLDING

Protherics PLC (“Protherics” or the “Company”) announces that Dr. John Brown (non-executive director) has today informed the Company that he acquired 20,000 ordinary shares in the Company at a price of 50.1 pence per share on 30 March 2005, representing 0.01% of the issued ordinary shares. This holding comprises Dr. Brown’s total interest in the share capital of the Company.

- Ends –

Enquiries:

Protherics plc Barry Riley	01928 518000

Financial Dynamics David Yates / Lucy Briggs	020 7831 3113

17 February 2005

PROTHERICS PLC

FDA APPROVES ALTERNATIVE FILLING, FREEZE-DRYING AND PACKAGING CONTRACTOR FOR DIGIFAB™

Protherics plc (“Protherics”), the international biopharmaceutical company, today announces that the US Food and Drug Administration (“FDA”) has approved an alternative third party contractor, Chesapeake Biological Laboratories, Inc. (“CBL”), to fill, freeze-dry and package DigiFab™.

This approval follows the recent approval by the FDA for CBL in relation to CroFab™.

CBL, which is based in Baltimore, Maryland in the USA, will operate in parallel with Mayne Pharma Pty Ltd., Protherics’ existing contractor located in Australia.

Andrew Heath, Chief Executive of Protherics commented: “We are extremely pleased to receive this approval. CBL is now qualified to fill and finish both CroFab™ and DigiFab™ in the US, from where we derive the majority of our revenues.”

ENDS

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950/ 07919 480510
Andrew Heath, Chief Executive
Nick Staples, Corporate Affairs

Financial Dynamics	+44 (0) 20 7831 3113
David Yates, Lucy Briggs

Notes to Editors:
Protherics PLC

Protherics PLC is an international biopharmaceutical company, engaged in the development, production and commercialisation of specialist biological products.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange’s market for listed securities. (PTI.L)

An electronic version of this press release will be available at: www.protherics.com

DigiFab™
DigiFab™ is a polyclonal antibody product which neutralises digoxin, a drug commonly used to treat heart conditions. Digoxin toxicity occurs when digoxin reaches toxic levels in the bloodstream, causing life-threatening disturbances of the heartbeat. There are a predictable number of poisonings each year due to chronic or acute overdoses.

Adverse reactions that could occur with the use of DigiFab® include exacerbation of low cardiac output states and congestive heart failure due to the withdrawal of inotropic effect of digitalis, hypokalemia due to reactivation of the sodium-potassium ATPase, rapid ventricular response in patients with atrial fibrillation due to withdrawal of the effects of digitalis on the atrioventricular node and rare allergic reactions.

CroFab™
CroFab™ is a polyclonal antibody product for the treatment of snake bites from North American pit vipers (including rattlesnakes), which was granted FDA approval on 2 October 2000. CroFab™ was the first new product entry into the American antivenom market in over 50 years, and rapidly established itself as the market leader.

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward-looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

15 February 2005

Protherics PLC (“the Company”)

Declaration of Interest in Shares

The Company was informed by Artemis Investment Management Ltd. on 14 February 2005 that, following a sale of shares, Artemis Income no longer has a notifiable interest of shares in the Company.